3/27

02021410

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	. . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED MAR 12 2002 PROCESSING

SEC FILE NUMBER
8- 17412

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gould, Ambroson & Associates, LTD.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Garden City Plaza - Suite 426
(No. and Street)

Garden City (City) NY (State) 11530 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay A. Ambroson (516) 741-0500
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Castiglia & Eaton
(Name — if individual, state last, first, middle name)

7 Dawson Street (Address) Huntington Station (City) NY (State) 11746 (Zip Code)

CHECK ONE:
- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 1 2002
THOMSON FINANCIAL

P

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

3/27/02

OATH OR AFFIRMATION

I, Jay A. Ambroson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gould, Ambroson & Associates, LTD, as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Jay A. Ambroson
Signature

PRESIDENT
Title

Patricia Rothe
Notary Public

PATRICIA ROTHE
NOTARY PUBLIC, State of New York
No. 41-4935076 Queens County
Commission Expires June 20, 2002

This report** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income (Loss).
- x (d) Statement of Changes in Financial Condition.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- x (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital
- x (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- x (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- x (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- _ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- _ (m) A copy of the SIPC Supplemental Report.
- x (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOULD, AMBROSON & ASSOCIATES LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

GOULD, AMBROSON & ASSOCIATES LTD.
FINANCIAL STATEMENTS
DECEMBER 31, 2001

TABLE OF CONTENTS

CASTIGLIA & EATON
Certified Public Accountants
7 Dawson Street
Huntington Station, NY 11746-4021
(631) 424-6500 • (631) 424-6511

Mr. Jay A. Ambroson
Gould, Ambroson & Associates Ltd.
300 Garden City Plaza - Suite 426
Garden City, New York 11530

INDEPENDENT AUDITOR'S REPORT

Gentlemen:

We have audited the accompanying balance sheet of Gould, Ambroson & Associates Ltd. as of December 31, 2001, and the related statements of income, cash flows and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gould, Ambroson & Associates Ltd. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our examination was made for the purposes of forming an opinion on the basic financial statements taken on a whole of Gould, Ambroson & Associates Ltd. The supplementary data included in Schedules 1 and 2 is presented for supplementary analysis purposes and is not necessary for a fair presentation of the financial position of Gould, Ambroson & Associates Ltd. The supplementary data has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is stated fairly in all material respects only when considered in conjunction with the financial statements taken as a whole.

Castiglia & Eaton

Castiglia & Eaton
Certified Public Accountants
January 30, 2002

GOULD, AMBROSON & ASSOCIATES LTD.
BALANCE SHEET
DECEMBER 31, 2001

ASSETS

CURRENT ASSETS		
Cash	$ 148,024	
Accounts receivable	5,462	
Total Current Assets		$ 153,486
Total Assets		$ 153,486

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Commissions payable	$ 93,008	
Total Current Liabilities		$ 93,008
Total Liabilities		93,008
STOCKHOLDERS' EQUITY		
Common stock	15,000	
Additional paid in capital	46,245	
Retained earnings (deficit)	(767)	
Total Stockholders' Equity		60,478
Total Liabilities and Stockholders' Equity		$ 153,486

See Independent Auditor's Report an Accompanying Notes

GOULD, AMBROSON & ASSOCIATES LTD.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUE		
Commissions - Individual Trades	$ 7,688	
Commissions - Mutual Funds	589,108	
Interest income	1,582	
Total Revenue		$ 598,378
GENERAL AND ADMINISTRATIVE		
Commission expense	590,505	
Professional fees	2,750	
Clearing fees	383	
Licenses, dues and permits	1,077	
Consulting	1,222	
Regulatory fees	1,941	
Insurance	400	
Total General and Administrative Expenses		598,278
Income from Operations		100
OTHER INCOME AND EXPENSES		
New York State Corporate filing fee		(100)
Other Income (Expenses) - Net		(100)
NET INCOME		$ - 0 -

See Independent Auditor's Report and Accompanying Notes

GOULD, AMBROSON & ASSOCIATES LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Net income		$ - 0 -
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities:		
Changes in Assets and Liabilities Affecting Operating Activities:		
Increase in Accounts receivable	$ (1,727)	
Increase in Commissions payable	15,505	
		13,778
Net Cash Provided by Operating Activities		13,778
Net Increase in Cash		13,778
Cash at beginning of year		134,246
Cash at end of year		$ 148,024

See Independent Auditor's Report and Accompanying Notes

GOULD, AMBROSON & ASSOCIATES LTD.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Deficit
Balance, January 1, 2001	$ 15,000	$ 46,245	$ (767)
Capital contributions	- 0 -	- 0 -	- 0 -
Net income (loss)	- 0 -	- 0 -	- 0 -
Balance, December 31, 2001	$ 15,000	$ 46,245	$ (767)

See Independent Auditor's Report and Accompanying Notes

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Gould, Ambroson & Associates Ltd., (the Company) is registered as a broker-dealer in securities and futures transactions under the Securities Exchange Act of 1934. The Company is registered with the SEC and is approved by the N.A.S.D., Inc..

The Company clears all of its transactions through security clearing brokers. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k (2) (ii) since it uses other security firms for clearing.

Pursuant to an agreement between the Company and Clayton Securities Services, Inc., all individual security transactions of the Company and its customers are introduced and cleared of a fully disclosed basis through Clayton Securities Services, Inc. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by Clayton Securities Services, Inc..

The following is a summary of significant accounting policies followed by the Company:

Securities Valuation

Marketable securities are valued at market value as determined by the last reported sales price on the last business day of the year, with related changes in unrealized appreciation or depreciation reflected in net income. At December 31, 2001, the Company did not maintain a position in any marketable securities.

Subchapter "S" Corporation

Federal and NYS Corporation taxes have not been provided, as the Company has elected Subchapter "S" status and the stockholders include the Company's earnings on their individual tax returns.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

See Independent Auditor's Report.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 for the N.A.S.D., Inc. and also requires that the ratio of aggregate Indebtness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 the Company had net capital of $60,478 which was $10,478 in excess of the amount required.

NOTE 3 - RESERVE REQUIREMENTS

The Company does not hold funds or securities for, or owe money or securities to, customers. Therefore, the Company is exempt from the reserve requirements as defined by the Securities and Exchange Commission under Rule 15c3-3.

NOTE 4 - EXCESS NET CAPITAL

The computation of net capital was compared to the computation of net capital reported on the Unaudited Focus Report as of December 31, 2001. There were no material differences in the computation of net capital of Gould, Ambroson & Associates Ltd.

GOULD, AMBROSON & ASSOCIATES LTD.
STATEMENTS OF LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2001

SUPPLEMENTAL SCHEDULE 1

Balance - Beginning of Period	$ - 0 -
Changes	- 0 -
Balance - End of Period	$ - 0 -

See Independent Auditor's Report and Accompanying Notes

GOULD, AMBROSON & ASSOCIATES LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

Net Capital	
Total Stockholders' Equity	$ 60,478
Deductions and/or charges	
Non-allowable assets	- 0 -
Net capital before haircuts on securities position	60,478
Haircuts on securities position	- 0 -
Net Capital (Note 2)	$ 60,478
Aggregate Indebtness (Note 2)	
Items included in the statement of financial condition	
Commissions Payable	$ 93,008
Computation of Basic Net Capital Requirement	
Minimum net capital required	$ 50,000
Excess Net capital (Note 2 & 4)	$ 10,478

See Independent Auditor's Report and Accompanying Notes

CASTIGLIA & EATON
Certified Public Accountants
7 Dawson Street
Huntington Station, New York 11746-4021
(631) 424-6500 • (631) 424-6511

Gould, Ambroson & Associates Ltd.
300 Garden City Plaza - Suite 426
Garden City, New York 11530

Gentlemen:

We have audited the financial statements of Gould, Ambroson & Associates Ltd. for the year ended December 31, 2001 and have issued our report thereon dated January 30, 2002. As part of our audit, we made a study and evaluation of the Company's system of internal accounting controls to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Gould, Ambroson & Associates Ltd., that we considered relevant to the objectives stated in Rule 17a-5 (g) and in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11).

The management of the Company is responsible for establishing and maintaining a system of internal accounting controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system of internal accounting control of Gould, Ambroson & Associates Ltd. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Commission Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Castiglia & Eaton

Castiglia & Eaton
Certified Public Accountants

January 30, 2002